=======================================================================================================================================

                                                  SECURITIES AND EXCHANGE COMMISSION

                                                         Washington D.C. 20549

                                                            ---------------

                                                               FORM 6-K

                                                       REPORT OF FOREIGN ISSUER

                                                 PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                                  THE SECURITIES EXCHANGE ACT OF 1934

                           Date:                     June 14, 2002

                                                        NATIONAL GRID GROUP plc

                                                          (Registrant's Name)

                                                          15 Marylebone Road
                                                                London
                                                                NW1 5JD
                                                        (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                                   Form 40-F

Indicate by check mark whether the  registrant by furnishing  the  information  contained in this Form is also thereby  furnishing  the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                               SIGNATURE

Pursuant to the  requirements  of the  Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID GROUP plc

                                                     s/Lawrence J. Reilly

                                                     By:________________________
                                                     Name: Lawrence J. Reilly
                                                     Title: Authorized Agent

Date:   June 14, 2002

                                                           ANNEX 1 - SUMMARY

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, DC 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                                        National Grid Group plc
                                                          15 Marylebone Road
                                                            London, NW1 5JD
                                                            United Kingdom

                                               Announcement to The London Stock Exchange

DATE                       DETAILS
--------                   ------------

14.6.02                    Merger Update

                                                 ANNEX 2 - Copy Announcements as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, DC 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                    Announcement sent to the London Stock Exchange for 14 June 2002
                                -----------------------------------------------------------------------

For immediate release                                                                     14 June 2002

                                                        National Grid Group plc

                                                             Merger Update

Further to the announcement on 22 April 2002 of the recommended merger of equals of National Grid Group plc ("National Grid") with
Lattice Group plc ("Lattice") to create National Grid Transco (the "Merger"), National Grid announces that, in addition to the previously announced appointments of Chairman and Deputy Chairman, the non-executive directors of National Grid Transco following the completion of the Merger will be:

 - John Grant (currently a non-executive director of National Grid);
 - Kenneth Harvey (currently a non-executive director of Lattice);
 - Bonnie Hill (currently a non-executive director of National Grid);
 - Paul Joskow (currently a non-executive director of National Grid);
 - Stephen Pettit (currently a non-executive director of Lattice); and
 - George Rose (currently a non-executive director of Lattice).

Bob  Faircloth has notified the Board of National  Grid that he will retire  following  the Board meeting to be held in September  2002 irrespective  of whether the Merger has completed by that date.  Bill Davis and Richard  Reynolds will step down from the National Grid
Board upon  completion of the Merger,  although  Bill Davis will continue with his other roles within the National Grid Transco  group, including as Chairman of National Grid USA.

National Grid also announces that the shareholder documents relating to the Merger have been published today.  National Grid is issuing a circular to its shareholders (the "National Grid Circular") convening the National Grid Extraordinary General Meeting to approve the Merger as well as publishing Listing Particulars relating to the admission to the Official List of the UK Listing
Authority of up to 1,400,000,000 new ordinary shares to be issued pursuant to the Merger (the "Listing Particulars").  Lattice is
also issuing a circular to its shareholders today, containing details of the scheme of arrangement between Lattice and its shareholders (the "Lattice Scheme Circular") pursuant to which the proposed Merger will be implemented as well as notices convening the Lattice shareholder meetings to approve the Merger. The Lattice Scheme Circular also contains summary listing particulars of
National Grid.

These documents will be shortly available to the public for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. no. +44 20 7676 1000) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger.

The National Grid Circular and the Listing Particulars will also be made available on the National Grid website at
WWW.NATIONALGRID.COM. Copies will also be available from National Grid's head office at 15 Marylebone Road, London NW1 5JD. The
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Lattice Scheme Circular is available on the Lattice website at WWW.LATTICE-GROUP.COM.   Copies of the Lattice Scheme Circular and the
                                                               ---------------------
Listing Particulars will also be available from Lattice's head office at 130 Jermyn Street, London SW1Y 4UR.

Enquiries:

Investor Relations
MARCY REED                                                    44 (0) 20 7312 5779
Terry McCormick                                               44 (0) 20 7312 5785
Louise Clamp                                                  44 (0) 20 7312 5783

Media Relations
Clive Hawkins                                                 44 (0) 20 7312 5757

Citigate Dewe Rogerson
Anthony Carlisle                                              44 (0) 20 7638 9571